BAOSHENG MEDIA GROUP HOLDINGS LTD

January 22, 2021

Via Edgar

Ms. Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Baosheng Media Group Holdings Limited
Amendment No.3 to the Registration Statement on Form F-1
Filed October 20, 2020
File No. 333-239800

Dear Ms. Bagley:

This letter is in response to the letter dated October 29, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Baosheng Media Group Holdings Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No.4 to the Registration Statement on Form F-1 (“Amendment No.4 to the Registration Statement”) is being filed publicly to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1 Filed October 20, 2020

Exhibit 8.1

1. The first sentence of the last paragraph of the tax opinion continues to contain inappropriate limitations on the ability of stockholders to rely on the opinion. Please delete this sentence. See Section III.D.1 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, our PRC counsel has revised the statements in the Exhibit 8.1 which is being filed as an exhibit to Amendment No.4 to the Registration Statement.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wenxiu Zhong
Name: Wenxiu Zhong
Title: Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC